This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT (to Prospectus dated July 30, 2015)	Filed Pursuant to Rule 424(b)(5) Registration File No. 333-205798

Ordinary Shares

We are offering           ordinary shares pursuant to this prospectus supplement and the accompanying prospectus.

Our ordinary shares are quoted for trading on the Nasdaq Capital Market under the symbol “ATTU.” On December 4, 2017, the last reported sale price of our ordinary shares was $7.35 per share.

Investing in our ordinary shares involves a high degree of risk. Before buying any shares, you should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-9 of this prospectus supplement, on page 4 of the accompanying prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus supplement.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Offering proceeds to Attunity Ltd. before expenses	$	$

(1) We have agreed to reimburse the underwriters for certain offering-related expenses.  See “Underwriting.”

None of the Securities and Exchange Commission, or the SEC, the Israeli Securities Authority or any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional          ordinary shares at the public offering price less underwriting discounts and commissions.

Delivery of the ordinary shares is expected to be made on or about December      , 2017.

Joint Book-Running Managers

William Blair	Needham & Company	Roth Capital Partners

The date of this prospectus supplement is December     , 2017

TABLE OF CONTENTS

Prospectus Supplement

TABLE OF CONTENTS

Prospectus

S - i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document.  This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-3 (File No. 333-205798) that we filed with the SEC using a “shelf” registration process.  Under this “shelf” registration process, we may from time to time sell any combination of securities described in the accompanying prospectus in one or more offerings up to a total of $50.0 million.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy the shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our ordinary shares, par value NIS 0.4 per share, and also adds to and updates information contained in or incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, dated July 30, 2015, which gives more information about us and the type of securities we may offer from time to time under our shelf registration statement, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both parts of this document combined.

To the extent there is a conflict between the information contained, referred to or incorporated by reference, in this prospectus supplement, on the one hand, and the information contained, referred to or incorporated by reference, in the accompanying prospectus or any document incorporated by reference herein or therein, on the other hand, the information and documents contained, referred to or incorporated by reference, in this prospectus supplement shall control.

You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” beginning on page S-37 of this prospectus supplement and page 14 of the accompanying prospectus before investing in our securities.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or information incorporated by reference herein or therein.  We have not, and the underwriters have not, authorized any other person to provide you with different information.  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You should not rely on any unauthorized information or representation. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference herein or therein is accurate as of any date other than its filing date. You should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

S - ii

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus supplement to:

•	“we,” “us,” “our,” “Attunity,” or the “Company” are to Attunity Ltd and its subsidiaries;
•	“Appfluent” means Appfluent Technology, Inc., a Delaware corporation we acquired in March 2015;
•	“Big Data” are to very large and complex quantities of datasets that are difficult to process using traditional data processing applications;
•	“BI” are to business intelligence;
•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;
•	“CDC” are to change data capture, a process that captures and replicate only the changes made to enterprise data sources rather than the entire data sources;
•	“cloud computing” are to the use of computing resources, hardware and software, that are generally delivered as a service over the Internet;
•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;
•	“dollars” or “$” are to United States Dollars;
•	“Hayes” means Hayes Technology Group, Inc., an Illinois corporation we acquired in December 2013;
•	“Hadoop” are to an open-source software framework for storage and large-scale processing of datasets on clusters of commodity hardware;
•	“Microsoft” are to Microsoft Corporation;
•	“NIS” or “shekel” are to New Israeli Shekels;
•	“RepliWeb” are to RepliWeb Inc., a Delaware corporation we acquired in September 2011;
•	“Rights” are to the ordinary share bonus rights issued under our rights plan; and
•
“rights plan” or “shareholder bonus rights plan” are to the Bonus Rights Agreement, dated as of June 7, 2016, as amended on June 19, 2017, between us and American Stock Transfer & Trust Company, LLC, as Rights Agent.

On December 1, 2017, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.488 to $1.00. Unless indicated otherwise by the context, statements in this prospectus supplement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

S - iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our ordinary shares. You should read this entire prospectus supplement, the accompanying prospectus carefully, including “Risk Factors” and the financial statements, the notes to those financial statements and other information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein, before making an investment in our ordinary shares. This prospectus supplement may add to or update or change information in the accompanying prospectus and the documents incorporated by reference herein and therein. If you invest in our ordinary shares, you are assuming a high degree of risk.

Attunity Ltd.

Overview

We are a leading provider of data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology environment.  Our software is commonly used for projects such as data warehousing, Hadoop, BI and Big Data analytics, reporting, migration and modernization, data consolidation and distribution and cloud initiatives.

Through direct sales as well as distribution, original equipment manufacturer, or OEM, agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

Recent Developments

On November 21, 2017, we announced that the 2017 annual general meeting of our shareholders will be held on December 27, 2017. The agenda of the annual meeting includes, among other items, approvals of (1) amendments to our compensation policy for executive officers and directors; (2) the concurrent office of our Chairman and Chief Executive Officer for a period of three years; (3) modifications to the terms of equity-based compensation granted to our non-employee directors; (4) the terms of an annual performance bonus for 2018 to our Chairman and Chief Executive Officer; (5) the grant of equity-based compensation to our Chairman and Chief Executive Officer for 2018; and (6) the grant of a special long-term performance-based equity grant to our Chairman and Chief Executive Officer. Because the record date for this meeting was November 21, 2017, purchasers of ordinary shares in this offering will not be able to vote such shares at the annual general meeting.

On November 2, 2017, we reported our unaudited financial results for the three month period ended September 30, 2017:

•	Total revenues for the third quarter of 2017 increased to $16.5 million, compared to $13.0 million for the same period of 2016.

•	Operating income for the third quarter of 2017 was $0.1 million, compared to an operating loss of $4.1 million for the same period of 2016.

•
Non-GAAP operating income for the third quarter of 2017 was $1.5 million, compared to an operating loss of $0.5 million for the same period of 2016.  See “Presentation of Non-GAAP Financial Information” and “Reconciliation of Supplemental Non-GAAP Financial Information” under “Selected Financial and Other Data” below for a discussion of non-GAAP financial information and for GAAP reconciliation of these measures.

•	Net loss for the third quarter of 2017 was $0.4 million, or $(0.03) per diluted share, compared to a net loss of $4.0 million, or ($0.24) per diluted share, in the third quarter of 2016.

•
Non-GAAP net income for the third quarter of 2017 was $0.8 million, or $0.04 per diluted share, compared to a non-GAAP net loss of $1.7 million, or ($0.10) per diluted share, in the third quarter of 2016.  See “Presentation of Non-GAAP Financial Information” and “Reconciliation of Supplemental Non-GAAP Financial Information” under “Selected Financial and Other Data” below for a discussion of non-GAAP financial information and for GAAP reconciliation of these measures.

Also, on November 2, 2017, we announced the appointment of Mark Logan as our Chief Operating Officer, effective November 20, 2017.

On November 1, 2017, we announced our expanded strategic partnership with Microsoft Corporation for enabling data migration and replication initiatives.

Corporate Information

We were incorporated under the laws of the State of Israel in 1988 as a company limited by shares and became a public company in the United States in 1992. Our executive headquarters are located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, telephone number (972) 9-899-3000. Our authorized representative and agent in the United States is Attunity Inc., our wholly owned subsidiary, which maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 730-4070.  Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this prospectus supplement.

The Offering

Ordinary shares offered by us	shares. (1)
Underwriters’ option to purchase additional ordinary shares	shares. (1)
Ordinary shares to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional ordinary shares is exercised in full).(1)
Use of proceeds
We currently intend to use the net proceeds from the sale of our ordinary shares in connection with our strategic plan, including for expanding our sales, marketing and research and development activities, as well as acquisitions and investments, and for working capital and other general corporate purposes. See “Use of Proceeds” on page S-24.

Risk Factors	Our business and an investment in our securities include significant risks. See “Risk Factors” beginning on page S-9.
Nasdaq Capital Market Symbol	ATTU
______________

(1)          On June 7, 2016, we adopted our rights plan pursuant to which we issued, on June 17, 2016, one Right for each outstanding ordinary share.   Each ordinary share issued by us after such date also has included, and any subsequent ordinary shares issuable by us (including in this offering) will include, an attached Right. For additional details the rights plan and the Rights, see under “Description of the Securities We Are Offering - Provisions Restricting Change in Control of Our Company.”

Our ordinary shares to be outstanding after this offering is based on 17,147,011 ordinary shares outstanding as of September 30, 2017, and excludes the following as of that date:

•
employee stock options to purchase an aggregate of 1,630,060 ordinary shares at a weighted average exercise price of approximately $9.15 per share, with the latest expiration date of these options being January 29, 2023 (of which, options to purchase 1,271,430 of our ordinary shares were exercisable as of September 30, 2017); and

•	651,388 ordinary shares issuable upon the vesting of restricted share units, or RSUs.

In addition, from October 1, 2017 through December 3, 2017, we issued an additional 115,257 ordinary shares and granted RSUs to purchase an aggregate of 121,000 ordinary shares, all of which is excluded from the number of ordinary shares to be outstanding after this offering. Unless otherwise stated, the information in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional ordinary shares.

Selected Financial and Other Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014 which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, are derived from our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 1, 2017, as amended by Amendment No. 1 thereto filed with the SEC on March 6, 2017, or, together, our 2016 Annual Report, which have been incorporated by reference into this prospectus supplement. The following selected consolidated statements of operations data for the three and nine months ended September 30, 2017 and 2016 and the selected consolidated balance sheet data as of September 30, 2017, which have also been prepared in accordance with GAAP, have been derived from our unaudited consolidated financial statements included in our Form 6-K furnished to the SEC on December 5, 2017, and incorporated by reference into this prospectus supplement.

Income Statement Data:

	Three Months Ended September 30,		Nine Months Ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016	2015	2014
	Unaudited
	(U.S. dollars and share amounts in thousands, except per share data)

Software licenses	$9,189	$6,323	$22,353	$19,862	$28,653	$26,568	$20,128
Maintenance and services	7,290	6,629	21,470	19,062	25,841	21,600	15,524
Total revenues	16,479	12,952	43,823	38,924	54,494	48,168	35,652

Operating expenses:
Cost of software licenses	307	491	919	1,758	2,143	2,518	890
Cost of maintenance and services	2,396	1,801	6,309	4,913	6,637	4,760	2,431
Research and development	3,674	3,284	10,473	10,076	13,283	11,139	9,316
Selling and marketing	8,527	8,177	25,182	26,024	35,089	27,381	19,136
General and administrative	1,464	1,293	3,965	3,601	4,594	4,857	3,944
Impairment of acquisition-related intangible assets	-	1,990	-	4,122	4,122	-	-
Total operating expenses	16,368	17,036	46,848	50,494	65,868	50,655	35,717
Operating income (loss)	111	(4,084)	(3,025)	(11,570)	(11,374)	(2,487)	(65)

Financial (expenses) income, net	20	(75)	(37)	5	(54)	(576)	(893)
Income (loss) before taxes on income	131	(4,159)	(3,062)	(11,565)	(11,428)	(3,063)	(958)
Income tax benefit (taxes on income)	(559)	160	(2,031)	1,117	735	(546)	(734)

Net loss	$(428)	$(3,999)	$(5,093)	$(10,448)	$(10,693)	$(3,609)	$(1,692)

Basic and diluted net loss per share	$(0.03)	$(0.24)	$(0.30)	$(0.63)	$(0.64)	$(0.22)	$(0.11)
Weighted average number of shares used in computing basic and diluted net loss per share	17,090	16,790	17,060	16,711	16,739	16,183	15,024

Balance Sheet Data:

	September 30,	December 31,
	2017	2016	2015	2014
	Unaudited
	(U.S. dollars in thousands)
Working capital (deficiency) (1)	$(1,915)	$(1,224)	$203	$11,387
Total assets (1) (2)	57,542	58,046	63,158	53,506
Contingent purchase consideration	-	271	2,234	4,262
Other liabilities presented at fair value	300	512	719	906
Shareholders’ equity (2)	30,525	32,708	38,291	31,157
Additional paid-in capital (2)	152,754	149,716	144,836	133,931

(1)
In November 2015, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. We chose to early adopt this standard and, consequently, reclassified all of our current deferred tax assets to noncurrent deferred tax assets, which has resulted in a change to previously published figures for the year ended December 31, 2014.

(2)
In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions, which include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. We adopted this ASU on its effective date of January 1, 2017, which has resulted in a change to previously published figures for the year ended December 31, 2016.

Presentation of Non-GAAP Financial Information

In addition to the financial results included herein in accordance with GAAP, we use in this prospectus supplement non-GAAP measures of net income (loss), operating expenses, operating profit (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude expenses, amortization and impairment charges associated with the acquisitions, stock-based compensation expenses, non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and tax benefits related to non-GAAP adjustments. We believe this non-GAAP financial information is useful to investors’ understanding and assessment of our on-going core operations and prospects for the future. We use both GAAP and non-GAAP information in evaluating and operating our business internally and as such have determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. See the table below for “Reconciliation of Supplemental Non-GAAP Financial Information.”

Reconciliation of Supplemental Non-GAAP Financial Information

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016	2015	2014
	Unaudited
	(U.S. dollars and share amounts in thousands, except per share data)

GAAP revenues	$16,479	$12,952	$43,823	$38,924	$54,494	$48,168	$35,652
Valuation adjustment on acquired deferred service revenue	-	9	-	35	43	741	363
Non-GAAP revenues	16,479	12,961	43,823	38,959	54,537	48,909	36,015

GAAP operating expenses	16,368	17,036	46,848	50,494	65,868	50,655	35,717
Cost of revenues (1)	(51)	(42)	(115)	(122)	(148)	-	-
Research and development (1) (2)	(213)	(265)	(578)	(944)	(1,210)	(1,028)	(440)
Sales and marketing (1) (2)	(497)	(473)	(1,279)	(1,931)	(2,379)	(269)	(636)
General and administrative (1) (2)	(243)	(255)	(682)	(739)	(993)	(1,282)	(461)
Amortization of acquired intangible assets	(337)	(555)	(1,010)	(1,948)	(2,372)	(2,862)	(1,215)
Impairment of acquisition-related intangible assets		(1,990)	-	(4,122)	(4,122)	-	-
Non-GAAP operating expenses	15,027	13,456	43,184	40,688	54,644	45,214	32,965
			-
GAAP operating income (loss)	111	(4,084)	(3,025)	(11,570)	(11,374)	(2,487)	(65)
Operating income adjustments	(1,341)	(3,589)	(3,664)	(9,841)	(11,267)	(6,182)	(3,115)
Non-GAAP operating income (loss)	1,452	(495)	639	(1,729)	(107)	3,695	3,050

GAAP financial income (expense), net	20	(75)	(37)	5	(54)	(576)	(893)
Revaluation of liabilities presented at fair value	-	(127)	(212)	(213)	(207)	(187)	(187)
Accretion of payment obligations	-	10	-	(2)	(8)	474	682
Non-GAAP financial income (expenses), net	20	(192)	(249)	(210)	(269)	(289)	(398)
			-			0
GAAP income tax benefit (taxes on income)	(559)	160	(2,031)	1,117	735	(546)	(734)
Tax benefit related to non-GAAP adjustments	(161)	(1,189)	22	(2,503)	(2,587)	(1,416)	(354)
Non-GAAP taxes on income	(720)	(1,029)	(2,009)	(1,386)	(1,852)	(1,962)	(1,088)

GAAP net loss	(428)	(3,999)	(5,093)	(10,448)	(10,693)	(3,609)	(1,692)
Valuation adjustment on acquired deferred revenue	-	9	-	35	43	741	363
Amortization of acquired intangible assets	337	555	1,010	1,948	2,372	2,862	1,215
Impairment of acquisition-related intangible assets	-	1,990	-	4,122	4,122	-	-
Acquisition related expenses	-	-	-	815	815	1,819	48
Change in fair value of payment obligations			-	35	35	(2,067)	-
Stock-based compensation	1,004	1,035	2,654	2,886	3,880	2,827	1,489
Revaluation of liabilities presented at fair value	-	(127)	(212)	(213)	(207)	(187)	(187)
Accretion of payment obligations	-	10		(2)	(8)	474	682
Tax benefits related to non-GAAP adjustments	(161)	(1,189)	22	(2,503)	(2,587)	(1,416)	(354)
Non-GAAP net income (loss)	$752	$(1,716)	$(1,619)	$(3,325)	$(2,228)	$1,444	$1,564

GAAP diluted net loss per share	$(0.03)	$(0.24)	$(0.30)	$(0.63)	$(0.64)	$(0.22)	$(0.11)
Non-GAAP diluted net income (loss) per share	$0.04	$(0.10)	$(0.09)	$(0.20)	$(0.13)	$0.09	$0.10

shares used in computing GAAP diluted net loss per share	17,090	16,790	17,060	16,711	16,739	16,183	15,024

shares used in computing Non-GAAP diluted net income (loss) per share	17,896	16,790	17,060	16,711	16,739	16,982	15,871

(1) Stock-based compensation expenses (*):

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2017	2016	2017	2016	2016	2015	2014
	Unaudited
	(U.S. dollars in thousands)

Cost of revenues	51	42	115	122	148	-	-
Research and development	213	265	578	758	1,024	714	440
Sales and marketing	497	473	1,279	1,267	1,715	1,392	636
General and administrative	243	255	682	739	993	721	413
	$1,004	$1,035	$2,654	$2,886	$3,880	$2,827	$1,489

(*) Retention bonus paid in Attunity shares constitute part of (2) below.

(2) Acquisition related expenses:

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2017	2016	2017	2016	2016	2015	2014
	Unaudited
	(U.S. dollars in thousands)

Research and development	-	-	-	186	186	314	-
Sales and marketing	-	-	-	629	629	944	-
General and administrative				-	-	561	48
	$-	$-	$-	$815	$815	$1,819	$48

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, the statements contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward‑looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “continues”, “anticipates”, “intends”, “estimates”, “plans”, “opportunities”, “potential”, “predicts” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could”, or the negative of these words or words of similar import are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:

•	our history of operating losses and ability to achieve or sustain profitability;

•	our ability to manage our growth effectively;

•	our business and operating results dependency on the successful and timely implementation of our third-party partner solutions;

•	the lengthy sales cycle of our products;

•	competition;

•	acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges;

•	global economic conditions;

•	the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers;

•	timely availability and customer acceptance of our new and existing products, including Attunity Compose and Attunity Visibility;

•	international operations;

•	our need and ability to raise capital; and

•	other factors and risks over which we may have little or no control.

The foregoing list is intended to identify only certain of the principal factors that could cause our actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our 2016 Annual Report, and the other risk factors discussed from time to time by us in reports filed with or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RISK FACTORS

The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information.  Before you decide to buy, hold, or sell our ordinary shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this prospectus supplement and the accompanying prospectus or in the documents incorporated by reference herein or therein. The following risk factors are not the only risk factors facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operations could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the price for our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a history of operating losses and may not achieve or sustain profitability in the future.

We incurred operating losses in the past, including operating losses of approximately $3.0 million in the nine-month period ended September 30, 2017, and $11.4 million and $2.5 million in the fiscal years ended December 31, 2016 and 2015, respectively. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other factors and risks, some of which are described in this prospectus supplement and the documents incorporated by reference herein. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, our operating expenses increased from approximately $10.1 million in the fiscal year ended December 31, 2010 to approximately $65.9 million in the fiscal year ended December 31, 2016, whereas our revenues rose at a lower pace during such years, from approximately $10.1 million in 2010 to approximately $54.5 million in 2016. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future.

Our business and operating results depend in part on the successful and timely implementation of our third-party partner solutions.

We rely on our strategic partners, such as Microsoft, to extend the functionality and facilitate the wider adoption of our software solutions. Specifically, our software solutions, which are designed to enable access, sharing, replication, consolidation, distribution and usage analytics of data across heterogeneous enterprise platforms, organizations and the cloud, are often licensed or incorporated as part of a broader offering through our strategic partners.  For example, when our Attunity Replicate solution is introduced to a customer who is considering a partner’s data warehouse or Hadoop solution, our sale of Attunity Replicate to that customer will likely depend on our partner’s successful sale and implementation of the data warehouse solution to that customer. As a result, our revenue and financial results depend in part on the timely and successful implementation of our partners’ solutions. To the extent our partners’ deliverables are not met in a timely manner or at all, our business and operating results could be adversely affected.

Our products have a lengthy sales cycle.

Our customers typically use our products to deploy and enable the use of applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers and, at times, the sales cycle for some of our products extends to 12 months. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, and particularly with respect to the sale of our large-scale solutions, our sales process is often delayed, with little or no control by us over any delays. Our sales cycles can be further extended for sales made through or with the involvement of third-party distributors or partners. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue. Delay in the sales cycles of our products could result in significant fluctuations in our quarterly operating results or difficulty in forecasting revenues for any given period.

Our business and operating results may be adversely affected by competition.

The markets for our software products are intensely competitive. Competition in our industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of which have significantly greater financial, technical and marketing resources than us. In addition, we may compete with new entrants introducing new competing solutions, some of which may be superior or disruptive to ours, including open source offerings of competing solutions. We anticipate continued growth and competition in the software products market. In the past, we have identified a trend of consolidation in the software industry in general, and in the real-time data integration market in particular. For example, in December 2013, International Business Machines Corporation, or IBM, acquired Aspera, Inc., which engages, among other things, in the sale of managed file transfer solutions. If this trend of consolidation and mergers in our market resumes, it may result in stronger competition by larger companies that threaten our market positioning.

Our existing and potential competitors, such as the EPI-USE Group; IBM; Informatica Corporation; Oracle Corporation (through GoldenGate); SAP SE; WhereScape; and HVR Software, which compete with different products or services we offer, may offer or be able to develop software products and services that are as effective as, or more effective or easier to use than, those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels, as well as financial resources.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We face risks associated with acquisition of businesses and technologies.

We completed the acquisitions of Appfluent, Hayes and RepliWeb in March 2015, December 2013 and September 2011, respectively, and, in November 2014, we acquired BIReady’s data warehouse automation technology and certain related assets. As part of our growth strategy, we may continue to evaluate and pursue additional acquisitions of, or significant investments in, other complementary companies or technologies to increase our technological capabilities and expand our product offerings. Acquisitions and the successful integration of new technologies, products, assets or businesses that we have acquired, or will acquire in the future, continue to require, and will require, significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks typically encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation or integration of the acquired technology into our product offerings;  being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with recent acquisitions or other potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration (as we have done with all of our acquisitions in the past several years) as well as in the incurrence of indebtedness if we borrow funds to finance such transactions. We may also be required to amortize significant amounts of intangible assets or record impairment of goodwill in connection with future acquisitions, such as due to lower sales performance of products that are based on the acquired technology, which would adversely affect our operating results. For example, in 2016, we recorded an impairment charge of $4.1 million, mainly related to amortization of core technology acquired in connection with our acquisition of Appfluent.

Changing or severe global economic conditions may materially adversely affect our business.

Our business and financial condition are affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. While the global economy has improved in recent years, there are still uncertainties surrounding the strength of the recovery in many regions. For example, in June 2016, the United Kingdom held a referendum in which a majority of voters voted for the United Kingdom to exit the European Union, or Brexit, the announcement of which resulted in significant currency exchange rate fluctuations and volatility in global stock markets. The British government has commenced negotiations to determine the terms of Brexit. Given the lack of comparable precedent, the implications of Brexit or how such implications might affect us are unclear. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

The loss of one or more of our significant customers or a decline in demand from one or more of these customers could harm our business.

Historically, a limited number of customers accounted for a substantial portion of our total sales. For example, in 2015, our largest customer for that year accounted for 12.6% of our revenues. There can be no assurance that such customers will continue to order our products in the same level or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

We must develop new products and solutions as well as enhancements and new features to existing products to remain competitive and our future growth will depend upon market acceptance of our products.

We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements, such as the introduction of innovative real time and streaming data integration solutions. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services.  Our future success and growth will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

•	supporting existing and emerging hardware, software, databases and networking platforms;

•	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements; and

•	gaining and consecutively increasing market acceptance of our products.

We are currently developing new products as well as enhancements and new features to our existing products and solutions. We may not be able to successfully complete the development and market introduction of new products or product enhancements or new features.  If we fail to develop and deploy new products and product enhancements or features on a timely basis or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

We may need to raise additional capital in the future, which may not be available to us.

As of September 30, 2017, we had cash and cash equivalents of approximately $7.3 million and a $5.0 million line of credit (under which we had $0.43 million outstanding as of that date). Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in the next 12 months, we may need to raise additional funds in the future in order to satisfy our future working capital and capital expenditure requirements, including acquisitions. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations.  In addition, if additional funds are raised through the issuance of equity securities, including in this offering, the percentage ownership of then current shareholders would be diluted.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights.  Except for our trademark registrations in the United States, we do not have any other registered trademarks, patents or copyrights.  To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection.  It is possible that others will develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists.  In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

We are not aware that we have infringed any proprietary rights of third parties.  It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights.  It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product shipment delays; and

•	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

The loss of the services of our key personnel would negatively affect our business.

Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Shimon Alon, the Chairman of our Board of Directors and our Chief Executive Officer.  Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Alon, would adversely affect our business.

We are subject to risks associated with international operations.

We are based in Israel and generate a material portion of our sales outside the United States.  Our sales outside of the United States accounted for approximately 29%, 25% and 27% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively, and 24% of our total revenues for the nine months ended September 30, 2017. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

•	the impact of the recessionary environments in multiple foreign markets, such as in some European countries;

•	longer receivables collection periods and greater difficulty in accounts receivable collection;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	potential adverse tax consequences;

•	fluctuations in currency exchange rates;

•	political and economic instability; and

•
the direct or indirect impact on our business, including the effect on the availability of and premiums on insurance, resulting from various forms of hostilities, such as the threat or occurrence of war, terrorist incidents or cyber-attacks or responses to such threatened or actual incidents or attacks.

We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We may be required to pay additional taxes due to tax positions that we undertook.

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate whether due to tax positions that we have taken regarding filing of various tax returns or in cases where we determined not to file tax returns. In particular, not all of the tax returns of our operations are final and may be subject to further audit and assessment by the applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions. In such event, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected. For example, in February 2017, we reached an agreement with the Israeli Tax Authority, or the ITA, related to the ITA’s examination of income tax returns of RepliWeb for 2011 through 2014, whereby we agreed to pay approximately $430,000 in connection with certain internal organizational changes we executed in RepliWeb.

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be adversely affected.

We have increased our number of full-time employees from 161 at December 31, 2014 to 235 at December 31, 2016 and, as of September 30, 2017, we had 250 full-time employees, and during that time our business has also grown. This growth and expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to continue to expand our overall business and customer base and, to a lesser extent, our headcount and operations. Continued growth increases the challenges involved in various ways, including the development of our internal administrative infrastructure; our ability to recruit, train and retain sufficient skilled personnel; the management of our international operations and the risks associated therewith; and effectively managing our expenses related to any future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and our financial results could be negatively impacted.

Our operating results fluctuate significantly and are affected by sales cycles, seasonality and various other factors.

Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.  Our future operating results will depend on many factors, including, but not limited to, the following:

•	the size and timing of significant orders and their timely fulfillment;

•	demand for our products;

•	sales cycles (see “Risk Factors—Our products have a lengthy sales cycle”);

•	seasonal trends, as more fully described below;

•	domestic and international economic and political conditions;

•	changes in our pricing policies or those of our competitors;

•	the number, timing and significance of product enhancements;

•	new product announcements by us and our competitors;

•	our ability to successfully market newly acquired products and technologies;

•	our ability to develop, introduce and market new and enhanced products on a timely basis;

•	changes in the level of our operating expenses;

•	budgeting cycles of our customers;

•	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

•	product life cycles;

•	software bugs and other product quality issues;

•	personnel changes;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	the inherent uncertainty in marketing new products or technologies.

In addition, our operating results reflect seasonal trends. We have often recognized a substantial portion of our revenues in the fourth quarter and, within each quarter, often in the last month, or even weeks or days, of a quarter.  This is primarily because many of our customers make greater capital expenditures towards the end of their own fiscal years, thereby increasing our sales for the fourth quarter. We expect to continue to be affected by such trends in the future, including the relatively lower sales that we typically experience in the first quarter, mainly as a result of reduced sales activity during the beginning of the calendar year following the increased purchase activity of our customers in the fourth quarter. Since our expense levels are relatively fixed in the short term, if revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and period-to-period comparisons of our operating results may not necessarily be meaningful. In addition, in some future quarter our operating results may be below the expectations of public market analysts and investors.  In such event the price of our ordinary shares may be materially adversely affected.

The success of our Attunity Visibility products is dependent on the development of, and our ability to penetrate, the market for Hadoop and other open source distributed data platforms.

The market for Hadoop and other open source distributed data platforms is a relatively new and rapidly evolving market. Our future success of selling our Attunity Visibility line of products will depend to some extent on Hadoop’s ability to penetrate the existing market for open source distributed data platforms, as well as the continued growth, maturity and expansion of the market for other open source distributed data platforms. In particular, the evolving nature of Hadoop technology and architecture, including lack of established standards or practices in the implementation thereof, may cause delays in the development of this market and adoption of technologies and solutions associated therewith. If the market for Hadoop and other open source distributed data platforms fails to grow or expand or decreases in size, our business could be harmed. In addition, even if the market for Hadoop and other open source distributed data platforms continues to grow and develop, the success of our Attunity Visibility products is dependent on our ability to penetrate this market, including to demonstrate the advantages and strengths of our Attunity Visibility products compared to other solutions. In this respect, we expect that new competitive solutions, which may also have monitoring and analyzing data usage capabilities, will be introduced into this market, which, in turn, could adversely impact the future sales of our Attunity Visibility products.

Our financial results may be adversely affected by currency fluctuations.

Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse effect on our results of operations.  We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues and expenses are generated in other currencies such as the euro and the British pound (GBP). As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. In addition, a material portion of our expenses, principally salaries and related personnel expenses, are paid in NIS.  For instance, during 2013, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses. If the NIS strengthens against the dollar, as it did in 2013, the dollar value of our Israeli expenses will increase. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

We incorporate open source technology in our products, which may expose us to liability and have a material impact on our product development and sales.

Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures, including the General Public License, or the GPL, a software license that is, in general, designed to guarantee end users the freedom to use and modify the licensed software under the GPL while ensuring such freedom is preserved whenever the work is distributed. If we have improperly integrated, or in the future improperly integrate software that is subject to such licenses into our products, in such a way that our software becomes subject to the GPL or similar licenses, we may be required to disclose our own source code to the public. This could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and impact our business, results of operations and financial condition.

Cyber-attacks or other data security incidents may compromise the integrity of our products, harm our reputation and adversely impact our business and financial results.

Despite our efforts to protect our proprietary rights, including maintaining the security and integrity of our product source code, the threats to network and data security are increasingly diverse and sophisticated. We and our software solutions could be targets of cyber-attacks (including, among others, malware, viruses and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our solutions, misappropriate proprietary information or cause other interruptions to our business. The impact of such incidents could, among other things, disrupt the proper functioning of our software products, cause errors in the output of our customers’ work and allow unauthorized access to sensitive, proprietary or confidential information of ours or our customers and other destructive outcomes. Although we have not identified any such incidents of sabotage or unauthorized access by a third party, if we experience an actual or perceived breach of security in our internal systems or to our software products, it may compromise the integrity of our products, harm our reputation and we could also face lawsuits and potential liability. If any of these events happen, our business and financial results could suffer. In addition, the cost and operational consequences of implementing further data protection measures is expected to increase and such increases may be significant. Also, we could be negatively impacted, including by incurring compliance costs, by existing and proposed laws and regulations related to privacy and data protection.

Although our internal control over financial reporting was considered effective as of December 31, 2016, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

          The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties on us. In particular, continued compliance with Section 404 of SOX and the related regulations regarding our assessment of our internal control over financial reporting and the required auditor attestation of such internal control requires the commitment of significant financial and managerial resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risks Relating to Our Ordinary Shares and this Offering

The market price of our ordinary shares may fluctuate and could be substantially affected by various factors, and you may not be able to sell your ordinary shares above the public offering price.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. For example, in the twelve-month period ended on December 4, 2017, the market price of our ordinary shares on the Nasdaq Capital Market has varied between a high price of $9.54 on February 27, 2017 and a low price of $5.17 on December 14, 2016.  Numerous factors, many of which are beyond our control, may cause our market price and trade volume to fluctuate and decrease in the future, including the following factors:

•	quarterly variations in our operating results;

•	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	future substantial sales of our ordinary shares; and

•	any of the events underlying any of the other risks or uncertainties set forth in our 2016 Annual Report and elsewhere in this prospectus supplement actually occurs.

Low trading volume may also increase the price volatility of our ordinary shares. For example, the daily average trading volume of our ordinary shares on the Nasdaq Capital Market for the three months ended September 30, 2016 was 43,816 shares, compared with a daily average trading volume of 27,073 for the three months ended September 30, 2017. A thin trading market could cause the price of our ordinary shares to fluctuate significantly more than the stock market as a whole. In addition, domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could also adversely affect the price of our ordinary shares. Accordingly, you may not be able to sell your ordinary shares above the public offering price.

Provisions of our OEM agreements with Microsoft may make an acquisition of us more difficult, which could depress the price of our ordinary shares.

Pursuant to the OEM agreements we entered with Microsoft with respect to our CDC and open database connectivity, or ODBC, technologies, Microsoft is entitled to a right of first offer, whereby we are required to notify Microsoft in the event that we wish to sell our Company or sell or grant an exclusive license of the technology underlying the CDC or ODBC products, as the case may be, and, if the offer is accepted by Microsoft, negotiate such transaction with Microsoft, or, if rejected by Microsoft, we may enter into such transaction with a third party only on substantially the same or more favorable terms than the initial offer made by us to Microsoft. Microsoft is also entitled to terminate the OEM agreements under certain circumstances, including upon a change of control of our Company. These provisions, taken as a whole, may have the effect of making an acquisition of our Company more difficult. In addition, these provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

We will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We might not apply our net proceeds of this offering in ways that necessarily improve our operating results, enhance the value of our ordinary shares or otherwise increase the value of your investment. In general, you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Our directors and executive officers own a substantial percentage of our ordinary shares.

Upon completion of this offering, based on our ordinary shares outstanding as of September 30, 2017, our directors and executive officers will beneficially own approximately                 % of our outstanding ordinary shares (or               % if the underwriters exercise their option to purchase additional ordinary shares in full). As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares and, as a result, may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares and/or substantial future sales of our ordinary shares may depress our share price.

Upon completion of this offering, based on our ordinary shares outstanding as of September 30, 2017, we will have approximately                million ordinary shares issued and outstanding (or                  million if the underwriters exercise their option to purchase additional ordinary shares in full) and approximately 2.3 million of additional ordinary shares which are issuable upon exercise of outstanding stock options and vesting of outstanding RSUs granted to our employees. The issuance of a significant amount of additional ordinary shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price.  In connection with this offering, all of our executive officers and directors have entered into lock-up agreements with the underwriters for this offering. The lock-up agreements apply to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares. As a result of these lock-up agreements, approximately 3.2 million shares are subject to a contractual restriction on resale through the date that is 90 days after the date of this prospectus supplement.

If our existing shareholders or holders of our options or RSUs not subject to the lock-up agreements sell substantial amounts of our ordinary shares, or if our shareholders or holders of our options or RSUs subject to the lock-up agreements sell a substantial amount of our ordinary shares when the restrictions lapse, or if the underwriters waive the lock-up agreements and allow such shareholders to sell some or all of their ordinary shares, the market price of our ordinary shares may be adversely affected. Any substantial sales of our ordinary shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.  Even if there are not a substantial number of sales, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

If securities analysts do not publish research, or if securities analysts or other third parties publish inaccurate or unfavorable research, about us, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that securities analysts and other third parties choose to publish about us. We do not control these analysts or other third parties. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if one or more securities analysts or other third parties publish inaccurate or unfavorable research about us or cease publishing reports about us.

Our shareholder rights plan, provisions of our articles of association and of Israeli law and the terms of compensation of some of our senior management may delay, prevent or make difficult an acquisition of us, which could depress the price of our shares.

Our rights plan, which is currently scheduled to expire on June 30, 2018, is intended to encourage anyone seeking to acquire us to negotiate with our Board of Directors prior to attempting a takeover. In addition, our rights plan is designed to guard against coercive or unfair tactics to gain control of us and may have the effect of making more difficult or delaying any attempts by others to obtain control of us. In addition, the provisions in our articles of association relating to the submission of shareholder proposals for shareholders meetings, and requiring a special majority vote in order to amend certain provisions of our articles of association relating to such proposals as well as to the election and removal of directors, may have the effect of delaying or making an acquisition of our Company more difficult. In addition, provisions of Israeli corporate and tax laws, including the ability of our Board of Directors to extend the term of the rights plan without further shareholder approval, may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Israeli Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of the Company. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business.  We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future.

You will experience immediate dilution in the net tangible book value per ordinary share you purchase.

Since the price per ordinary share being offered is substantially higher than the net tangible book value per ordinary share, you will suffer substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering. After giving effect to the sale of             ordinary shares in this offering at the public offering price of $        per share and based on our net tangible book value as of September 30, 2017, if you purchase shares in this offering, you will suffer immediate and substantial dilution of $      per ordinary share in the net tangible book value of the ordinary shares. See the section entitled “Dilution” below for a more detailed discussion.

Risks Relating to Our Operations in Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or will be adequate in the event we submit a claim.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Because we received grants from the Israel Innovation Authority, we are subject to ongoing restrictions.

We have in the past received royalty-bearing grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984 (formerly known as the Law for Encouragement of Research and Development in the Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. Although we have no further obligation to pay royalties to the IIA in respect of sales of our products, the terms of the IIA’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. Pursuant to the R&D Law, any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as a director or the chief executive officer of our Company, is generally required to undertake to observe the law governing the grant programs of the IIA, some of the principal restrictions of which are the transferability limits described above. The IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make. For additional details about grants from the IIA and the restrictions associated therewith, see Item 4.B “Information on the Company – Business Overview – Government Regulations – Grants from the IIA” of our 2016 Annual Report, which is incorporated herein by reference.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this prospectus supplement, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provides for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol ATTU.

Annual Share Price Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the OTCBB through July 25, 2012 and, starting July 26, 2012, on the Nasdaq Capital Market:

Year	High	Low
2012	$9.75	$2.36
2013	$11.22	$4.42
2014	$12.00	$5.83
2015	$16.25	$8.75
2016	$12.52	$4.15
2017 (through December 4, 2017)	$9.54	$5.65

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high and low sale prices of our ordinary shares on the Nasdaq Capital Market:

	High	Low
2015
First Quarter	$10.94	$8.75
Second Quarter	$14.20	$9.22
Third Quarter	$16.25	$11.92
Fourth Quarter	$14.25	$10.83
2016
First Quarter	$12.52	$5.47
Second Quarter	$10.12	$4.62
Third Quarter	$10.50	$6.33
Fourth Quarter	$6.94	$4.15
2017
First Quarter	$9.54	$5.65
Second Quarter	$8.24	$6.56
Third Quarter	$7.66	$6.25
Fourth Quarter (through December 4, 2017)	$8.15	$6.49

Monthly Share Price Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices of our ordinary shares on the Nasdaq Capital Market:

Month	High	Low
June 2017	$8.24	$6.71
July 2017	$7.66	$6.78
August 2017	$7.40	$6.25
September 2017	$7.20	$6.30
October 2017	$7.13	$6.52
November 2017	$8.15	$6.49
December 2017 (through December 4, 2017)	$7.65	$7.35

On December 4, 2017, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $7.35 per share.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth the consolidated debt and capitalization, determined in accordance with GAAP, as of September 30, 2017:

•	on an actual basis; and

•
on an as adjusted basis to reflect the sale of             ordinary shares offered in this offering, after deducting the applicable underwriting discounts and commissions and our estimated expenses in connection with this offering.

The following table should be read in conjunction with our financial statements and related notes, which are incorporated by reference into this prospectus supplement.

	As of September 30, 2017 (U.S. Dollars in thousands, except share data)
	Actual	As Adjusted
Cash and cash equivalents	$7,293	$

Short-term debt:

Current maturities of long-term debt	-		-
Total short-term debt	-		-
Long-term debt	-		-

Shareholders’ equity:
Ordinary shares of NIS 0.4 par value; 32,500,000 authorized, 17,147,011 shares outstanding, and shares outstanding, as adjusted(1)	30,525
Additional paid in capital	152,754
Other comprehensive loss	(1,175)		(1,175)
Accumulated deficit	(123,009)		(123,009)
Total shareholders’ equity	$30,525	$
Total Capitalization and Indebtedness	$30,525	$

__________________________

          (1) The total number of our ordinary shares outstanding following this offering is based on 17,147,011 ordinary shares outstanding on September 30, 2017 and excludes ordinary shares issuable pursuant to outstanding stock options or upon vesting of outstanding RSUs and assumes no exercise of the underwriters’ option to purchase additional ordinary shares.

USE OF PROCEEDS

We estimate that the net proceeds from all the ordinary shares offered in this offering will be approximately $                         million ($                 million if the underwriters exercise their option to purchase additional ordinary shares) after deducting underwriting discounts and commissions payable with respect to the ordinary shares offered hereby and estimated offering expenses.

We currently intend to use the net proceeds from the sale of the securities in connection with our strategic plan, including for expanding our sales, marketing and research and development activities, as well as acquisitions and investments, and for working capital and other general corporate purposes. We may invest funds that we do not immediately require in marketable securities. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have broad discretion and flexibility in applying the net proceeds from the sale of securities sold pursuant to this prospectus supplement.

DILUTION

Our net tangible book value as of September 30, 2017, was a deficit of approximately $2.2 million, or $0.13 per ordinary share.  Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of ordinary shares outstanding. After giving effect to the sale by us of            ordinary shares at the public offering price of $      per ordinary share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2017, would have been approximately $          million, or $     per ordinary share. This represents an immediate increase in net tangible book value of $     per share, or    %, to our existing shareholders and an immediate and substantial dilution of $    per share, or     %, to new investors. The following table illustrates this per share dilution:

Offering price per ordinary share			$
Net tangible book value per share as of September 30, 2017		$(0.13)
Increase per share after this offering	$
Net tangible book value per share after this offering			$
Dilution per share to new investors			$

If the underwriters’ option to purchase additional ordinary shares is exercised in full, the net tangible book value per share after giving effect to the offering would be $            per share, the increase in the net tangible book value per share to existing shareholders would be $           per share and the dilution to the new investors would be $            per share.

The foregoing table does not take into account further dilution to new investors that could occur upon the exercise of outstanding stock options having a per share exercise price less than the per ordinary share offering price to the public in this offering. As of September 30, 2017, we had 17,147,011 ordinary shares outstanding, which does not include:

•
employee stock options to purchase an aggregate of 1,630,060 ordinary shares at a weighted average exercise price of approximately $9.15 per share, with the latest expiration date of these options being January 29, 2023 (of which, options to purchase 1,271,430 of our ordinary shares were exercisable as of September 30, 2017); and

•	651,388 ordinary shares issuable upon the vesting of RSUs.

In addition, from October 1, 2017 through December 3, 2017, we issued an additional 115,257 ordinary shares and granted RSUs to purchase an aggregate of 121,000 ordinary shares, all of which is excluded from the number of ordinary shares to be outstanding after this offering.

The price per share in this offering is $                , before underwriting discounts and commissions and estimated offering expenses payable by us.  There is a substantial disparity between this price and the average price per share paid to us by directors and members of our senior management as a group for ordinary shares they acquired from us in the five years preceding September 30, 2017 , which was $             per share, or $            per share less than the share price in this offering.  In calculating the average price per share paid to us by directors and members of our senior management, for shares issued pursuant to exercise of stock options, we have used the exercise price or conversion price per share as the purchase price, but have not taken into account any additional value which may be attributed to certain rights or benefits under such stock options.  Therefore, the average price per share paid to us by directors and senior management may appear lower than the actual value we received for such shares.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

In this offering, we are offering                   ordinary shares.

General

Our authorized share capital consists of 32,500,000 ordinary shares of a nominal value of NIS 0.4 each, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by our Board of Directors and the right to participate in the distribution of our assets upon liquidation. The shares do not entitle their holders to preemptive rights.

As of September 30, 2017 we had outstanding (i) 17,147,011 ordinary shares, (ii) employee stock options to purchase an aggregate of 1,630,060 ordinary shares at a weighted average exercise price of approximately $9.15 per share, with the latest expiration date of these options being January 29, 2023 (of which, options to purchase 1,271,430 of our ordinary shares were exercisable as of September 30, 2017) and (iii) 651,388 ordinary shares issuable upon the vesting of RSUs.

From January 1, 2015 through September 30, 2017, we issued a total of 1,771,295 ordinary shares, of which (i) 862,920 shares were issued in connection with our acquisitions of Appfluent and BIReady and (ii) 908,375 shares were issued upon the exercise of options granted and the vesting of RSUs under our equity incentive plans.

In addition, from October 1, 2017 through December 3, 2017, we issued an additional 115,257 ordinary shares and granted, under our equity incentive plans, RSUs to purchase an aggregate of 121,000 ordinary shares.

The following description of our ordinary shares and certain provisions of our memorandum of association and articles of association and of the Israeli Companies Law related to such provisions is only a summary. The description below is qualified in its entirety by the provisions of our memorandum of association and articles of association, which are incorporated herein by reference and to Israeli law.

Rights Attached to Ordinary Shares

Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the ordinary shares of the Company in proportion to the amount paid up or credited as paid-up per the nominal value thereon, respectively.  Unless otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the ordinary shares during any portion of the abovementioned period.  Our Board of Directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. In this respect, see Item 8.A “Financial Information – Consolidated and Other Financial Information – Dividend Distribution Policy” of our 2016 Annual Report, which is incorporated herein by reference. If after one year a dividend has been declared and it is still unclaimed, our Board of Directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed.  We are not obligated to pay interest on an unclaimed dividend.

Voting rights. Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Rights to share in profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See “Dividend rights” above.

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by us. Under our memorandum of association and articles of association as well as the Israeli Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

Limitations on any existing or prospective major shareholder. Israeli law imposes certain duties and limitations on principal shareholders, such as a duty of fairness toward the Company and requirements of special corporate approvals for transactions with principal shareholders or in which they have a personal interest.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law” and Item 10.B “Memorandum and Articles of Association” of our 2016 Annual Report, which is incorporated herein by reference.

Changing Rights Attached to Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class by a majority of the voting rights of such class represented at the meeting in person or by proxy and voting thereon.

Under our articles of association, unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

Shareholders Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting.  A special meeting of shareholders may be convened by the Board of Directors, in its discretion.

The Companies Law generally allows shareholders (1) who hold at least 1% of the outstanding shares of a public company to submit a proposal for inclusion on the agenda of a general meeting of the company’s shareholders and (2) who hold at least 5% of the outstanding ordinary shares of a public company to convene a special meeting of shareholders upon request in accordance with the Companies Law. Our articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting of shareholders shall be given.  Under the Companies Law, shareholders meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days.

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the total voting rights in the Company.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum, except with respect to adjourned shareholders meetings convened for shareholder proposals.

Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon, except that certain provisions of our articles of association relating to shareholder proposals and election and removal of directors would require a special majority of two thirds (66.66%) or more of the voting power represented at the meeting in person or by proxy and voting thereon.

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  See below under “Duties of Shareholders” and Item 6.C “Directors, Senior Management and Employees – Board Practices – Election of Directors; Board Meetings” of our 2016 Annual Report, which is incorporated herein by reference.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel. See also under “Provisions Restricting Change in Control of Our Company” below.

Duties of Shareholders

Disclosure by Controlling Shareholders. Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.

Approval of Certain Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee (including compensation therefor), generally require the approval of the audit committee (or compensation committee with respect to engagement as an office holder or employee), the board of directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter.  However, the transaction can be approved by shareholders without this special approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances. With respect to approval of compensation to our directors and executive officers, see also Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law” of our 2016 Annual Report, which is incorporated herein by reference.

General Duties of Shareholders.  In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an office holder or any other power with respect to the company.  However, the Companies Law does not define the substance of this duty of fairness.

Provisions Restricting Change in Control of Our Company

General. Except for (1) establishing advance notice and procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings, and (2) requiring a special majority voting in order to amend certain provisions of our articles of association relating to shareholder proposals and election and removal of directors, there are no specific provisions of our memorandum of association, articles of association or other governing documents that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, as described below, the rights plan and certain provisions of the Companies Law may have such effect.

The Companies Law also includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Our Rights Plan. On June 8, 2016, our Board of Directors adopted the rights plan, as amended on June 19, 2017. The rights plan is intended to ensure that all of our shareholders are treated fairly and equitably in the event of an unsolicited takeover attempt and to encourage any potential acquirer to negotiate with our Board of Directors. Pursuant to the rights plan, the Rights were distributed at the rate of one Right for each of the Company’s ordinary shares held by shareholders of record as of the close of business on June 17, 2016. The Rights will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an “Acquiring Person”, as defined therein, by acquiring beneficial ownership (including through derivative securities) of 11% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Until the Rights become exercisable, each Right initially will represent the right to buy one-half of one ordinary share for $70 per ordinary share. Subject to certain conditions described in the rights plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled, for a price of $70 per ordinary share, to purchase ordinary shares having a market price of $140, which equals one-half of the market price per ordinary share. The Rights expire on June 30, 2018 and are generally redeemable by the Board of Directors, at $0.001 per Right, at any time until the tenth business day following public disclosure that a person or group has become an Acquiring Person.

Disclosure of Shareholders Ownership

The Israeli Securities Law, 1968, as amended, or the Israeli Securities Law, and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership. However, our shareholders must comply with the share ownership disclosure requirements of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the regulations promulgated thereunder, and the share ownership of our officers, directors and the holders of more than 5% of our shares is also disclosed in our annual reports on Form 20-F.

Changes in Our Capital

Under the Companies Law and our memorandum of association and articles of association, changes in our capital, such as an increase of our authorized share capital or creation of another class of shares, are subject to the approval of the shareholders by the holders of at least 75% of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

Transfer Agent

Our transfer agent in the United States is American Stock Transfer and Trust Company, LLC whose address is 6201 15th Avenue, Brooklyn, NY 11219.

UNDERWRITING

William Blair & Company, L.L.C. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.
Needham & Company, LLC
Roth Capital Partners, LLC
Total

The underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted to the underwriters an option, exercisable for 30 calendar days from the date of this prospectus, to purchase up to            additional ordinary shares at the public offering price listed on the cover of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional ordinary shares as the number listed next to such underwriter’s name in the table above bears to the total number of ordinary shares listed next to the names of all underwriters in the above table. Any ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other ordinary shares that are the subject of this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, relating to losses or claims resulting from material misstatements in or omissions from this prospectus supplement, the registration statement of which this prospectus supplement is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per ordinary share. After the public offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus supplement if any such ordinary shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ option to purchase additional ordinary shares described above. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $          , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $125,000. The underwriters are also reimbursing certain expenses of the issuer.

No Sales of Similar Securities

We have agreed with the underwriters, subject to specified exceptions not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or any securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary or any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative.

Our executive officers and directors have agreed with the underwriters, subject to specified exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive our ordinary shares (including without limitation, our ordinary shares which are beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, (iii) make any demand for or exercise any right with respect to the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for of our ordinary shares; or (iv) publicly disclose the intention to do any of the foregoing. The lock-up agreements do not prohibit our executive officers and directors from transferring our ordinary shares for bona fide gifts or other estate and tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms. The lock-up agreements do not prohibit us from issuing ordinary shares to our executive officers and directors upon exercise of options. These restrictions will apply through and including the date that is 90 days after the date of this prospectus supplement.

The underwriters may at their discretion and at any time or from time to time before the termination of the 90-day restricted period, with public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and us, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “ATTU.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representative may engage in transactions that stabilize the price of our ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising this option or purchasing ordinary shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through this option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic copy of this prospectus supplement and the accompanying prospectus is available on the Internet websites maintained by any such underwriter. Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates may engage in from time to time in the future certain investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada

Resale Restrictions

The distribution of the ordinary shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the ordinary shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•
the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriter is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

     Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

United Kingdom

Each of the underwriters has represented and agreed that:

•
it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Israel

The securities offered by this prospectus supplement and the accompanying prospectus have not been approved or disapproved by the ISA, nor have such securities been registered for sale in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing this prospectus supplement and the accompanying prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. The ordinary shares will not be offered or sold, directly or indirectly, to the public in Israel, except that the underwriters may offer and sell such shares to Israeli investors who qualify, in accordance with the Israeli Securities Law as “qualified investors” (as defined in the First Appendix to the Israeli Securities Law) and completed and signed a questionnaire regarding such qualification and delivered it to the underwriters. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus supplement and the accompanying prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

EXPERTS

Our consolidated financial statements for the year ended December 31, 2016, appearing in our 2016 Annual Report, and the effectiveness of our internal control over financial reporting as of December 31, 2016, appearing in our 2016 Annual Report, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the ordinary shares offered hereby and other legal matters under Israeli law relating to this offering will be passed upon for us by Goldfarb Seligman & Co., Tel-Aviv, Israel.  Certain legal matters under U.S. federal law relating to this offering law will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, Boston, Massachusetts.  Certain legal matters with respect to U.S. federal law in connection with the ordinary shares offered by this prospectus supplement will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

Our Public Filings

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-3 that we filed with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus supplement and the accompanying prospectus do not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such, we make reference in this prospectus supplement and the accompanying prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the ordinary shares we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus supplement or the accompanying prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

We file annual and special reports and other information with the SEC (Commission File Number 001-20892). These filings contain important information which does not appear in this prospectus supplement.

For further information about us, you may read and copy any document filed with or furnished to the SEC by us at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580, on official business days during the hours of 10:00 am to 3:00 pm. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Information contained in such website is not part of this prospectus.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus.  We are incorporating by reference in this prospectus supplement and the accompanying prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus supplement have been sold or de-registered:

•
The description of our ordinary shares contained in Item 1 of our registration statement on Form 8-A filed with the SEC on July 25, 2012 under the Exchange Act and any amendment or report filed for the purpose of updating that description;

•
The description of our ordinary share bonus rights contained in Item 1 of our registration statement on Form 8-A filed with the SEC on June 8, 2016, and Amendment No. 1 thereto filed with the SEC on June 20, 2017, under the Exchange Act and any amendment or report filed for the purpose of updating that description;

•	Our 2016 Annual Report;

•
Our consolidated GAAP financial statements as of and for the six-month period ended June 30, 2017 and the notes thereto, as well as the management’s discussion and analysis related thereto, that are attached to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 31, 2017;

•
The (i) fifth bullet under the heading “Recent Operational Highlights”; and (ii) discussion of non-GAAP financial metrics under the heading “Financial Results for Q3 2017” contained in Exhibit 99.1 of our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 2, 2017;

•	Our proxy statement for the 2017 annual general meeting of shareholders that is attached to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 28, 2017; and

•
Our consolidated GAAP financial statements as of and for the nine-month period ended September 30, 2017 and the notes thereto, as well as the management’s discussion and analysis related thereto, that are attached to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 5, 2017.

In addition, we may incorporate by reference into this prospectus supplement and the accompanying prospectus our reports on Form 6-K filed or furnished after the date of this prospectus supplement (and before the time that all of the securities offered by this prospectus supplement have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus supplement and the accompanying prospectus.

Certain statements in and portions of this prospectus supplement and the accompanying prospectus update and replace information in the documents incorporated by reference as of the date of this prospectus supplement.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement and the accompanying prospectus may update and replace statements in and portions of this prospectus supplement and the accompanying prospectus or the documents previously incorporated by reference herein or therein.

We shall provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, without charge, upon written or oral request, a copy of any of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to:

Attunity Ltd
 16 Atir Yeda Street
Atir Yeda Industrial Park
Kfar Saba 4464321, Israel
Attn.: Company Secretary
 Telephone number (+972) 9-899-3000

You may also obtain information about us by visiting our website at http://www.attunity.com. Information contained in our website is not part of this prospectus supplement or the accompanying prospectus.

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual reports and other information with the SEC.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Report of Foreign Private Issuer on Form 6-K. We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed, by a qualified independent auditor or certified public accountant.  We prepare our financial statements in United States dollars and in accordance with GAAP.

PROSPECTUS
$50,000,000

ATTUNITY LTD

Ordinary Shares
Warrants
Units

We may offer and sell, from time to time, ordinary shares, warrants and units in one or more offerings, up to a total dollar amount of $50,000,000.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offering. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We will not use this prospectus to confirm sales of any securities unless it is attached to a prospectus supplement.

We may sell these securities directly, on a continuous or delayed basis, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See “Plan of Distribution” in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements as well as the net proceeds we expect to receive from any such sale, in the applicable prospectus supplement.

Our ordinary shares are traded on the NASDAQ Capital Market, or NASDAQ, under the symbol “ATTU.” If we decide to list any of these other securities on a national securities exchange upon issuance, the applicable prospectus supplement to this prospectus will identify the exchange and the date when we expect trading to begin.

Investing in our securities involves a high degree of risk.  Risks associated with an investment in our securities will be described in any applicable prospectus supplement and are and will be described in certain of our filings with the Securities and Exchange Commission, or the SEC, and in “Risk Factors” on page 4.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that Attunity Ltd filed with the SEC utilizing a “shelf” registration process. Under this shelf process, the Registrant may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $50,000,000.

This prospectus provides you with a general description of the securities which we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” before purchasing any of our securities.

This prospectus does not contain all of the information provided in the registration statement that we filed with the SEC. For further information about us or our securities, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus and any supplement to this prospectus to “Attunity”, the “Company”, “we”, “us”, “our” or the “Registrant” are to Attunity Ltd and its subsidiaries.

When the following terms and abbreviations appear in the text of this prospectus and any supplement to this prospectus, they have the meanings indicated below:

·	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;

·
“Convertible Notes” mean the convertible promissory notes in an aggregate principal amount of $2.0 million that we issued to certain investors (including Mr. Shimon Alon, the Chairman of our Board of Directors and our Chief Executive Officer, and Mr. Ron Zuckerman, a member of our Board of Directors) pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the investors.

·	“dollars” or “$” mean United States dollars;

·	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware;

·	“NIS” mean New Israeli Shekels;

·	the “Companies Law” or the “Israeli Companies Law” mean the Israeli Companies Law, 5759-1999; and

·	the “SEC” means the United States Securities and Exchange Commission.

On July 14, 2015, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.775 to $1.00. Unless indicated otherwise by the context, statements in this prospectus that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

ABOUT ATTUNITY

Overview

We are a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions include data replication (Replicate and Gold Client), data flow management (Maestro), test data management (Gold Client), change data capture (CDC), data connectivity (Attunity Connect), enterprise file replication (RepliWeb), managed-file-transfer (MFT), ARA (RepliWeb for ARA), data warehouse automation (Attunity Compose, formerly known as BIReady), data usage analytics (Attunity Visibility, formerly known as Appfluent Visibility) and cloud data transfer (CloudBeam). These software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s information technology (IT) environment. Our software is commonly used for projects such as data warehousing, Hadoop, Big Data analytics, reporting, migration and modernization, ARA, data distribution and cloud initiatives.

Through direct sales as well as distribution, OEM agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including government, financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain industry.

Corporate Information

We were incorporated under the laws of the State of Israel in 1988 as a company limited by shares. Our executive headquarters are located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, telephone number (972) 9-899-3000. Our authorized representative and agent in the U.S. is Attunity Inc., our wholly owned subsidiary, which maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 730-4070.  Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements  within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, development and release of new products, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based. To the extent forward-looking statements that we incorporate by reference express views as to particular events, conditions or circumstances that may conflict or be inconsistent with each other, the most recent such statement supersedes earlier views.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain.  Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” below and certain other matters discussed in this prospectus, the documents incorporated by reference into this prospectus, and other publicly available sources.  Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. If any of these risks occur, the value of our ordinary shares and our other securities may decline. You should carefully consider the risk factors discussed under the caption “Item 3: Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 14, 2015, or Annual Report, in any other filing we make with the SEC subsequent to the date of this prospectus that is incorporated herein by reference, and in any supplement to this prospectus, before making your investment decision.

OFFER STATISTICS AND EXPECTED TIMETABLE

We may sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) an indeterminate number of securities as shall have a maximum aggregate offering price of $50,000,000.  The actual per share price of the securities that we will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer (see “Plan of Distribution” below).

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 16, 2007 through February 22, 2008.  From February 26, 2008 through July 25, 2012, our ordinary shares were quoted on the Over-The-Counter Bulletin Board, or OTCBB.  Effective July 26, 2012, our ordinary shares were relisted on the NASDAQ Capital Market under the symbol ATTU.

On July 19, 2012, we effected a one-for-four reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 0.4 per share. The price ranges listed below have been adjusted to give retroactive effect to the stock split for all periods presented.

Annual Share PriceInformation

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices and high and low sale prices, as applicable, of our ordinary shares on the OTCBB, through July 25, 2012, and, starting July 26, 2012, on the NASDAQ Capital Market:

Year	High	Low
2010	$3.24	$0.88
2011	$3.56	$1.56
2012	$9.75	$2.36
2013	$11.22	$4.42
2014	$12.00	$5.83

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high and low sale prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2013
First Quarter	$8.25	$6.65
Second Quarter	$6.89	$4.42
Third Quarter	$9.00	$5.24
Fourth Quarter	$11.22	$7.25

2014
First Quarter	$12.00	$9.00
Second Quarter	$11.35	$7.59
Third Quarter	$8.25	$5.83
Fourth Quarter	$11.21	$6.54

2015
First Quarter	$10.94	$8.75
Second Quarter	$14.20	$9.22

Monthly Stock Information

The following table sets forth, for each of the most recent last six months, the range of high and low sale prices, as applicable, of our ordinary shares on the NASDAQ Capital Market:

Month	High	Low

January 2015	$10.94	$8.75
February 2015	$10.00	$9.11
March 2015	$10.92	$9.12
April 2015	$11.50	$9.22
May 2015	$14.00	$11.18
June 2015	$14.20	$12.50
July 2015 (through July 21, 2015)	$14.65	$12.70

On July 21, 2015, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $14.20 per share.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth the consolidated debt and capitalization, determined in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, as of March 31, 2015. The information in this table should be read in conjunction with our audited U.S. GAAP financial statements as of and for the year ended December 31, 2014 and the notes thereto, included in our Annual Report, which is incorporated herein by reference, and our unaudited financial statements for the three-month period ended March 31, 2015, included in our Report on Form 6-K furnished to the SEC on April 30, 2015, and incorporated herein by reference.

March 31, 2015 (unaudited)
(U.S. dollars in thousands)

Cash and cash equivalents	$10,837

Contingent purchase consideration short-term	2,278
Contingent purchase consideration long-term	3,759

Shareholders’ equity:
Ordinary shares of NIS 0.4 par value; 32,500,000 authorized, 16,029,788 shares outstanding	1,837
Additional paid in capital	141,467
Other comprehensive loss	(1,085)
Accumulated deficit	(105,002)
Total shareholders’ equity	$37,217
Total Liabilities and Shareholders’ Equity	$65,413

REASONS FOR THE OFFER AND USE OF PROCEEDS

Our management will have broad discretion over the use of the net proceeds from any sales of our securities pursuant to this prospectus.  Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities in connection with our strategic plan, including sales and marketing expenses, research and development expenses, general and administrative expenses and for working capital and other general corporate purposes, including investments and possible acquisitions. We may invest funds that we do not immediately require in marketable securities.

DESCRIPTION OF ORDINARY SHARES

General

Our authorized share capital consists of 32,500,000 ordinary shares of a nominal value of NIS 0.4 each, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation. The shares do not entitle their holders to preemptive rights.

As of July 14, 2015, we had outstanding (i) 16,225,825 ordinary shares, (ii) employee stock options to purchase an aggregate of 1,860,643 ordinary shares at a weighted average exercise price of approximately $7.99 per share, with the latest expiration date of these options being June 1, 2021 (of which, options to purchase 889,208 of our ordinary shares were exercisable within 60 days of July 14, 2015), and (iii) outstanding warrants to purchase an aggregate of 19,701 ordinary shares at an exercise price of $0.48 per share, which expire on July 29, 2015.

From July 14, 2014 through July 14, 2015, we issued a total of 1,046,629 ordinary shares, of which (i) 19,703 shares were issued in connection with exercise of warrants issued to former lenders, (ii) 61,500 shares were issued in connection with our acquisition of Hayes Technology Group, Inc. in December 2013, (iii) 581,862 shares were issued in connection with our acquisition of Appfluent Technology, Inc., or Appfluent, in March 2015; and (iv) 383,564 shares were issued upon the exercise of options granted under our share option plans.

The following description of our ordinary shares and certain provisions of our memorandum and articles of association and of the Israeli Companies Law related to such provisions is only a summary. The description below is qualified in its entirety by the provisions of our memorandum and articles of association, which are incorporated herein by reference and to Israeli law.

Rights Attached to Shares

Dividend rights. Subject to any preferential, deferred, qualified or other rights, privileges or conditions that may be attached to any special class of shares with regard to dividends, our profits available for dividends and resolved to be distributed shall be applied in payment of dividends upon our shares in proportion to the amount paid up or credited as paid-up per the nominal value thereon, respectively. Unless otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period.  Our Board of Directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits legally available for distribution, in accordance with the provisions of the Israeli Companies Law. In this respect, see Item 8.A “Financial Information – Consolidated Statements and Other Financial Information – Dividend Distribution Policy” of our Annual Report, which is incorporated herein by reference.  If after one year a dividend has been declared and it is still unclaimed, our Board of Directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Rights to share in profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See “Dividend rights” above.

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by us. Under our memorandum and articles of association as well as the Israeli Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

Limitations on any existing or prospective major shareholder. Israeli law imposes certain duties and limitations on principal shareholders, such as a duty of fairness toward the company and requirements of special corporate approvals for transactions with principal shareholders or in which they have a personal interest.  See Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law” and Item 10.B “Memorandum and Articles of Association” of our Annual Report, which is incorporated herein by reference.

Changing Rights Attached to Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class by a majority of the voting rights of such class represented at the meeting in person or by proxy and voting thereon.

Under our articles of association, unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

Shareholders Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. A special meeting of shareholders may be convened by our Board of Directors, as it decides.

The Companies Law generally allows shareholders (1) who hold at least 1% of the outstanding shares of a public company to submit a proposal for inclusion on the agenda of a general meeting of the company’s shareholders and (2) who hold at least 5% of the outstanding ordinary shares of a public company to convene a special meeting of shareholders upon request in accordance with the Companies Law. Our articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

In accordance with our articles of association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting of shareholders shall be given. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days.

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the total voting rights in the Company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum, except with respect to adjourned shareholder meetings convened for shareholder proposals.

Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon, except that certain provisions of our articles of association relating to shareholder proposals and election and removal of directors would require a special majority of two thirds (66.66%) or more of the voting power represented at the meeting in person or by proxy and voting thereon.

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See below under “Duties of Shareholders” and Item 6.C “Directors, Senior Management and Employees – Board Practices – Election of Directors; Board Meetings” of our Annual Report, which is incorporated herein by reference.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Duties of Shareholders

Disclosure by Controlling Shareholders. Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.

Approval of Certain Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee (including compensation therefor), generally require the approval of the audit committee (or compensation committee with respect to engagement as an office holder or employee), the board of directors and the shareholders, in that order. The shareholder approval must include at least a majority of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this special approval if the total shares of non-interested shareholders that voted against the transaction do not represent more than 2% of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.  With respect to approval of compensation to directors and executive officers, see also Item 6.C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law” of our Annual Report, which is incorporated herein by reference.

General Duties of Shareholders. In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or prevent the appointment of an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

Provisions Restricting Change in Control of Our Company

Except for (1) establishing advance notice and procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings, and (2) requiring a special majority voting in order to amend certain provisions of our articles of association relating to shareholder proposals and election and removal of directors, there are no specific provisions of our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control of Attunity or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Disclosure of Shareholders’ Ownership

The Israeli Securities Law, 1968 and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership. However, our shareholders must comply with the share ownership disclosure requirements of Sections 13(d) and 13(g) of the Exchange Act and the regulations promulgated thereunder, and the share ownership of our officers, directors and the holders of more than 5% of our shares is also disclosed in our annual reports on Form 20-F.

Changes in Our Capital

Under the Companies Law and our memorandum and articles of association, changes in our capital, such as an increase of our authorized share capital or creation of another class of shares, are subject to the approval of the shareholders by the holders of at least 75% of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

Transfer Agent

Our transfer agent in the United States is American Stock Transfer and Trust Company, LLC whose address is 6201 15th Avenue, Brooklyn, NY 11219.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase equity securities issued by the Company under this prospectus. Warrants may be issued independently or together with any other securities issued by the Company under this prospectus and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

·	the title of such warrants;

·	the aggregate number of such warrants;

·	the price or prices at which such warrants will be issued;

·	the currency or currencies, in which the price of such warrants will be payable;

·	the securities purchasable upon exercise of such warrants;

·	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

·	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

·	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

·	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

·	information with respect to book-entry procedures, if any;

·	any material Israeli and U.S. federal income tax consequences;

·	the antidilution provisions of the warrants; and

·	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement will describe:

·	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

·	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

·	any material provisions of the governing unit agreement that differ from those described above.

PLAN OF DISTRIBUTION

We may sell the ordinary shares, warrants or units, which refer to collectively as the “securities,” in any one or more of the following ways from time to time:

·	through agents to the public or to investors;

·	to one or more underwriters or dealers for resale to the public or to investors;

·	in “at the market offerings,” if eligible, within the meaning of Rule 415(a)(4) of the Securities Act to or through a market maker or into an existing trading market, or an exchange or otherwise;

·	directly to investors, including our affiliates, in privately negotiated transactions; or

·	through a combination of these methods of sale.

The prospectus supplement with respect to any offering of our securities will set forth the terms of the offering, including:

·	the name or names and addresses of any underwriters, dealers or agents;

·	the purchase price of the securities and the proceeds to us from the sale;

·	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

·	any delayed delivery arrangements.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement which will be used by the underwriters to sell the securities. If underwriters are utilized in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters with respect to a sale of securities will be obligated to purchase all of those securities if they purchase any of those securities.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions. If we grant any over-allotment option, the terms of any over-allotment option will be set forth in the prospectus supplement relating to those securities.

If a dealer is utilized in the sales of securities in respect of which this prospectus is delivered, we will sell those securities to the dealer as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Any reselling dealer may be deemed to be an underwriter, as the term is defined in the Securities Act of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act of the securities so offered and sold.

Offers to purchase securities may be solicited directly by us and the sale of those securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities. The terms of any sales of this type will be described in the related prospectus supplement.

Underwriters, dealers, agents and remarketing firms may be entitled under relevant agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

In connection with the offering of securities, persons participating in the offering, such as any underwriters, may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities, and syndicate short positions involve the sale by underwriters of a greater number of securities than they are required to purchase from any issuer in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Attunity Ltd appearing in our Annual Report and the effectiveness of our internal control over financial reporting as of December 31, 2014, have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Appfluent as of December 31, 2013 and 2014 and for the years ended December 31, 2013 and 2014, or the Appfluent Financials, are incorporated into this prospectus by reference to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on June 1, 2015.  With respect to the Appfluent Financials, the financial statements of Appfluent for: (i) the year ended December 31, 2014, have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, and (ii) the year ended December 31, 2013, have been audited by Aronson LLC, independent registered public accounting firm, all as set forth in their respective reports thereon and incorporated herein by reference. Such Appfluent Financials are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

 The validity of the securities offered hereby under Israeli law has been passed upon for us by and other legal matters under Israeli law relating to any offering will be passed upon for us by Goldfarb Seligman & Co., Tel-Aviv, Israel.  Some legal matters under United States law relating to any offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, Boston, Massachusetts.

WHERE YOU CAN FIND MORE INFORMATION

Our Public Filings

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such, we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

We file annual and special reports and other information with the SEC (Commission File Number 001-20892). These filings contain important information which does not appear in this prospectus.

For further information about us, you may read and copy any document filed with or furnished to the SEC by us at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580, on official business days during the hours of 10:00 am to 3:00 pm. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Information contained in such website is not part of this prospectus.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. The information incorporated by reference is considered to be part of this prospectus.  We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

·
The description of our ordinary shares contained in Item 1 of our registration statement on Form 8-A filed with the SEC on July 25, 2012 under the Exchange Act and any amendment or report filed for the purpose of updating that description;

·	Our Annual Report;

·
Our GAAP financial statements as of and for the three-month period ended March 31, 2015 that are attached to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on April 30, 2015; and

·	Our Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 1, 2015.

In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed or furnished after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the documents incorporated by reference as of the date of this prospectus.  Likewise, statements in or portions of a future document incorporated by reference in a prospectus supplement may update and replace statements in and portions of this prospectus or the previously incorporated documents.

We shall provide to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, upon written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to:

Attunity Ltd
16 Atir Yeda Street
Atir Yeda Industrial Park
Kfar Saba 4464321, Israel
Attn.: Company Secretary
Telephone number (+972) 9-899-3000

You may also obtain information about us by visiting our website at http://www.attunity.com. Information contained in our website is not part of this prospectus.

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual reports and other information with the SEC.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Report of Foreign Private Issuer on Form 6-K. We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant.  We prepare our financial statements in United States dollars and in accordance with U.S. GAAP.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in Israel.  Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.

Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.  Subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

·	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

·	the judgment is no longer appealable;

·
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

·	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if:

·	the judgment was obtained by fraud;

·	there was no due process;

·	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

·	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

·	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency.  Pending collection, the amount of the judgment stated in NIS ordinarily will be linked to the Israel consumer price index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.

EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$5,810
Legal fees and expenses*	$20,000
Accounting fees and expenses*	$20,000
Printing expenses*	$3,000
Miscellaneous expenses*	$1,000

Total	$49,810

*Does not include expenses of preparing prospectus supplements and other expenses relating to offerings of particular securities.

Ordinary Shares

     PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

William Blair
Needham & Company
Roth Capital Partners

December          , 2017